UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 ______________________________
Amendment No. 2 to SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

FOUNDATION MEDICINE, INC.
(Name of Subject Company)

ROCHE HOLDINGS, INC.
(Names of Filing Persons – Offeror)

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities) ______________________________
350465100
(Cusip Number of Class of Securities)

Frederick C. Kentz III Roche Holdings, Inc. 1 DNA Way, MS #24, South San Francisco, CA 94080 Telephone: (650) 225-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Marc O. Williams, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

This Amendment No. 2 (“Amendment No. 2”) to the Tender Offer Statement on Schedule TO (as previously amended, together with any subsequent amendments thereto and together with the exhibits thereto, the “Schedule TO”) amends and supplements the statement originally filed on February 2, 2015 by Roche Holdings, Inc., a Delaware corporation (“Purchaser”). This Amendment No. 2 and the Schedule TO relate to the offer by Purchaser to purchase up to 15,604,288 outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Foundation Medicine, Inc., a Delaware corporation, at a purchase price of $50.00 per Share, net to seller in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 2, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”, which, together with any amendments or supplements thereto from time to time, constitutes the “Offer”).  The initial expiration date of the Offer is at 12:00 midnight, New York City time, at the end of the day on Monday, March 2, 2015, unless the offer is extended or earlier terminated as permitted by the Transaction Agreement and applicable law.

 Capitalized terms used, but not otherwise defined, in this Amendment No. 2 shall have the meanings ascribed to them in the Offer to Purchase.  Except as set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 2.

Items 1 through 11.

(a) The second paragraph of “Section 16—Certain Legal Matters; Regulatory Approvals—Regulatory Matters—U.S. Antitrust” of the Offer to Purchase on page 55 is hereby amended and restated as follows:

On January 26, 2015, we filed a Report Form under the HSR Act with respect to the Offer and the Issuance with the Antitrust Division and the FTC. The applicable waiting period under the HSR Act terminated on February 10, 2015.

Even though the requisite waiting period under the HSR Act has terminated, U.S. state attorneys general and private persons may still bring legal action under the antitrust laws seeking to enjoin the transaction, seeking conditions to the completion of the Offer or, if Shares have already been acquired, seeking to require disposition of such Shares. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by any state or any other person, we may not be obligated to consummate the Offer or the Issuance.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 20, 2015

ROCHE HOLDINGS, INC.

By:	/s/ Bruce Resnick
	Name:	Bruce Resnick
	Title:	Vice President and Tax Counsel